Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street 44th Floor Houston, TX 77002	T +1 713.220.5800 F +1 713.236.0822 akingump.com

April 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blaise Rhodes and Rufus Decker

Re:	MRC Global Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

Filed March 14, 2025

File No. 001-35479

Dear Mr. Rhodes and Mr. Decker:

On behalf of MRC Global Inc. (the “Company”), below please find the Company’s response to the comment letter dated April 2, 2025 (the “Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

For your convenience, we have set forth below the Staff’s comment in bold, followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2024

Consolidated Financial Statements

Note 16 - Segment, Geographic and Product Line Information, page F-26

1.

Please tell us how you concluded you had no significant expense categories for your reportable segments. Also, tell us where you disclose an amount and a description of the composition of other segment items and describe the nature of the expense information the chief operating decision maker uses to manage segment operations. Otherwise, revise your segment disclosures, as appropriate. Refer to ASC 280-10-50-26A through 50-26C, ASC 280-10-55-15A through 55-15B and ASC 280-10-55-15G.

The Company’s President and Chief Executive Officer, whom we have determined to be the Company’s Chief Operating Decision Maker (the “CODM”), is provided with consolidated information on cost of sales, selling, general and administrative expenses, interest expense and income tax expense. There are no other significant expense categories regularly provided to the

U.S. Securities and Exchange Commission

April 14, 2025

CODM beyond those disclosed in the Company’s consolidated statements of operations. The CODM manages the business using this consolidated expense information, as well as regularly provided budgeted or forecasted revenue, cost of sales and operating expense information on a consolidated basis. Therefore, the Company has concluded that there are no significant expense categories for its reportable segments.

In future filings with the Commission, the Company will expand its segment disclosure to include details of other segment items and the information the CODM regularly reviews as described above to manage operating decisions, allocate resources and assess performance of the business. For illustrative purposes, below are the figures for the years ended December 31, 2024, 2023 and 2022, respectively, as they are proposed to be presented in the Company’s forthcoming Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

	Year Ended December 31,
	2024	2023	2022
Sales
U.S.	$2,530	$2,845	$2,823
International	481	421	374

Consolidated sales	$3,011	$3,266	$3,197

Cost of Sales
U.S.	$1,996	$2,246	$2,300
International	355	310	274

Total cost of sales	$2,351	$2,556	$2,574

Depreciation and amortization (1)
U.S.	$19	$17	$15
International	2	2	3

Total depreciation and amortization expense	$21	$19	$18

Amortization of intangibles (1)
U.S.	$18	$19	$19
International	1	2	2

Total amortization of intangibles expense	$19	$21	$21

Gross profit
U.S.	$497	$563	$489
International	123	107	95

Total gross profit	$620	$670	$584

Selling, general and administrative expenses
U.S.	$389	$389	$362
International	92	86	81
Corporate and other (2)	4	7	6

Total selling, general and administrative expenses	$485	$482	$449

U.S. Securities and Exchange Commission

April 14, 2025

Operating income (loss)
U.S.	$108	$174	$127
International	31	21	14
Corporate and other (2)	(4)	(7)	(6)

Total operating income	$135	$188	$135

Interest expense	(26)	(32)	(24)
Other expense	(4)	(2)	(6)

Income from continuing operations before income taxes	$105	$154	$105

(1)	The balances for depreciation and amortization and amortization of intangibles are included within total cost of sales on the Consolidated Statements of Operations.
(2)

The balances included in corporate and other represent the operating activity previously identified in our Canada segment that do not meet the criteria for discontinued operations. Additional disclosures regarding the sale of the assets associated with our Canada operations are provided in Note 2.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or require additional information in the course of your review of the foregoing, please contact Kelly Youngblood at (832) 308-2840.

Sincerely,

/s/ Bryan D. Flannery
Bryan D. Flannery

cc:

Kelly Youngblood, MRC Global Inc.

Daniel J. Churay, MRC Global Inc.